NO ACT

PE
12-22-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010603

February 19, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-19-2010

R. Scott McMillen
Vice President and Associate General Counsel
The Charles Schwab Corporation
211 Main Street
San Francisco, CA 94105

Re: The Charles Schwab Corporation
Incoming letter dated December 22, 2009

Dear Mr. McMillen:

This is in response to your letters dated December 22, 2009 and January 28, 2010 concerning the shareholder proposal submitted to Charles Schwab by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated January 25, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees, AFL-CIO
1625 L Street, NW
Washington, DC 20036-5687

February 19, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Charles Schwab Corporation
Incoming letter dated December 22, 2009

The proposal urges the compensation committee to make specified changes to Charles Schwab's Corporate Executive Bonus Plan as applied to senior executives.

There appears to be some basis for your view that Charles Schwab may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming stockholders' meeting include a proposal sponsored by Charles Schwab seeking approval of an executive bonus plan. You also represent that the proposal has terms and conditions that conflict with those set forth in Charles Schwab's proposal. In this regard, we note that the executive bonus plan that is the subject of Charles Schwab's proposal provides that awards "shall be paid to each eligible Employee on or after January 1st and on or before March 15th of the calendar year immediately following the end of the fiscal year on which the award is based." Accordingly, we will not recommend enforcement action to the Commission if Charles Schwab omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Alexandra M. Ledbetter
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE CHARLES SCHWAB CORPORATION
211 Main Street, San Francisco, CA 94105

January 28, 2010

By electronic transmission to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: The Charles Schwab Corporation; Response to AFSCME Letter of January 25, 2010 Regarding Omission of Stockholder Proposal Under SEC Rule 14a-8

Ladies and Gentlemen:

In its letter of January 25, 2010, the AFSCME Employee Pension Plan fails to address the conflicts between its proposal requesting modifications to The Charles Schwab Corporation's (the "Company") Corporate Executive Bonus Plan ("CEBP"). If the Company's proposal passes, then the Company must make its performance-based payouts between January 1st and March 15th of the calendar year following the end of the fiscal year on which the award is based. The Company could not implement the deferral periods required by the AFSCME proposal without violating Section 5 of the CEBP. The CEBP also provides full payment of the bonus after the performance goals are certified, and it is not subject to clawbacks during a future deferral period (as would be required by the AFSCME proposal).

AFSCME cites a string of no-action letters that are simply not applicable to this situation. Those letters indicate that proposals requesting future stock grants to be performance-based did not conflict with the adoption of an incentive plan that allowed for the grant of non-performance based awards. The implementation of those shareholder proposals did not preclude the implementation of the companies' proposals. Here, the Company's CEBP is a performance-based plan. The AFSCME proposal is incompatible with the CEBP not because of the basis for the awards (whether or not they should be performance-based), but because the terms of the payouts in the Company's CEBP directly conflict with those proposed by AFSCME.

The Staff of the SEC concurred with the Company's request to exclude the Massachusetts Laborers' Pension Fund proposal on the grounds that it conflicted with the CEBP. Accordingly, the Company notes that its alternative argument under Rule 14a-8(i)(11) is no longer applicable.

If you have any questions or need additional information, please do not hesitate to contact the undersigned at (415) 667-1602.

Very truly yours,



R. Scott McMillen
Vice President and Associate General Counsel
Telephone: (415) 667-1602
Fax: (415) 667-1633
Email: scott.mcmillen@schwab.com

cc: Charles Jurgonis, AFSCME (by fax 202-785-4606 and overnight mail)



EMPLOYEES PENSION PLAN

January 25, 2010

VIA EMAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Stockholder proposal of AFSCME Employees Pension Plan; request by The Charles Schwab Corporation for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the American Federation of State, County and Municipal Employees, Employees Pension Plan (the "Plan") submitted to The Charles Schwab Corporation ("Schwab" or the "Company") a stockholder proposal (the "Proposal") asking Schwab's Compensation Committee (the "Committee") to amend the Corporate Executive Bonus Plan ("CEBP") to provide for a delay in the payment of bonuses to senior executives for a period of three years (the "Deferral Period"), and for an adjustment of the amount of those bonuses based on the quality and sustainability over that three-year period of the performance metrics on which the bonuses were based (the "Financial Metrics").

In a letter dated December 22, 2009, Schwab stated that it intends to omit the Proposal from its proxy materials being prepared for the 2010 annual meeting of stockholders. Schwab argued that it is entitled to exclude the Proposal pursuant to (a) Rule 14a-8(i)(9), as conflicting with a proposal to be made by the Company's management at the 2010 annual meeting, and (b) Rule 14a-8(i)(11), as substantially duplicative of an earlier-received proposal. Because Schwab has not met its burden of proving that it is entitled to rely on either of those exclusions, the Plan respectfully urges that its request for relief should be denied.

The Proposal Does Not Directly Conflict with Management's Proposal to Approve the CEBP

Rule 14a-8(i)(9) allows a company to omit a stockholder proposal if it "directly conflicts with one of the company's own proposals to be submitted to shareholders

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, NW, Washington, DC 20036-5687

at the same meeting." Schwab argues that the Proposal directly conflicts with a proposal to be submitted by management (the "Management Proposal") at the 2010 annual stockholders' meeting asking stockholders to approve the material terms of the CEBP for purposes of qualifying for the compensation deductibility limit exception for performance-based compensation under section 162(m) of the Internal Revenue Code.

Schwab claims that the Proposal directly conflicts with the Management Proposal because the CEBP, which is the subject of the Management Proposal, "provides that awards are based on only company performance during the performance period." But this apparent conflict between the Management Proposal and the Proposal in terms of the relevant performance period is largely semantic. Both the Proposal and the CEBP contemplate that bonuses will be awarded based on performance during a specified performance measurement period. Performance after that period is not itself the basis for any adjustment under the Proposal; instead, the Deferral Period is used to make sure that performance during the original performance measurement period was not unsustainable or illusory.

For example, if net income is the Financial Metric for a bonus and it reaches the target level during the performance measurement period as the result of gains in the value of certain assets, then losses are recorded as a result of write-downs on those same assets during the Deferral Period, an adjustment to the banked portion of the bonus might be warranted under the Proposal. The adjustment would not be occasioned by performance after the performance measurement period itself—the way Schwab portrays the Proposal's operation—but by what that performance during the Deferral Period said about performance during the performance measurement period.

Even assuming some inconsistency between the Proposal and the Management Proposal, a stockholder voting on both could do so without providing conflicting mandates. A stockholder might favorably view many aspects of the CEBP. Although it is not entirely clear how the coverage of the CEBP—for which employees at the Executive Vice President level and higher are eligible—maps onto the "senior executive" group addressed in the Proposal, it seems likely that the Proposal would affect only a subset of those eligible to receive awards under the CEBP. The stockholder might believe that the CEBP as described in the Management Proposal is suitable for those employees below the senior executive level. He could also believe that it is in Schwab's best interest for compensation paid under the CEBP to continue to be tax-deductible as performance-based, which would not be the case if the Management Proposal were not approved.

The stockholder might, however, want to signal to Schwab that some modification with the way bonuses are structured for senior executives would be desirable in the future. The Proposal is forward-looking; it asks the Committee to move to the "bonus banking" arrangement described in the Proposal in the future. Using this reasoning, he could vote for both the Management Proposal and the Proposal.

Schwab makes much of some determinations in which stockholder proposals dealing with an element of compensation were found to directly conflict with management compensation proposals such as bonus plans and equity compensation plans. Some of these determinations are inapposite because the stockholder proposals sought to ban whole categories of compensation entirely while the management proposals sought approval for plans providing those forms of compensation. (See AOL Time Warner, Inc. (Mar. 3, 2003) (stockholder proposal sought to prohibit future stock option grants to executives and management proposal asked stockholders to approve stock option plan); Crown Holdings, Inc. (Feb. 4, 2004) (stockholder proposal asked to ban stock options for top executives while management proposal sought approval for a stock option plan for senior executives); Baxter International Inc. (Jan. 6, 2003) (same); Mattel, Inc. (Jan. 7, 1999) (stockholder proposal to discontinue bonuses conflicted with management proposal to award cash and stock bonuses)) It is difficult to see how a stockholder could vote for a stockholder proposal to ban a certain form of compensation entirely and then also vote for a management proposal to authorize that form of compensation. Thus, these determinations involved clearly conflicting mandates.

Moreover, Schwab doesn't mention that many other determinations considering very similar putative conflicts have declined to grant relief. So although the stockholder proposal in Abercrombie & Fitch (May 2, 2005) could be excluded, in the following determinations, the Staff declined to allow exclusion:

- Kohl's Corporation (Mar. 10, 2003): Stockholder proposal that all future stock option grants to senior executives be performance-based did not directly conflict with management proposal to approve new long-term incentive plan providing for the grant of stock options that are not performance-based.

- Cox Communications, Inc. (Mar. 10, 2003): Stockholder proposal that all future stock option grants to senior executives be performance-based did not directly conflict with management proposal to approve long-term incentive plan that provided for the grant of non-performance-based stock options.

- Safeway, Inc. (Mar. 10, 2003): Stockholder proposal that all future stock option grants to senior executives be performance-based did not directly conflict with management proposal to approve equity participation plan that allowed non-performance-based options to be granted.

- Fluor Corporation (Mar. 10, 2003): Stockholder proposal that all future stock option grants to senior executives be performance-based did not directly conflict with management proposal to approve a new equity incentive plan, which would permit the granting of non-performance-based stock options.

- Edison International (Feb. 15, 2007): Stockholder proposal that 75% of equity compensation awarded to senior executives be performance-based did not directly conflict with management proposal to approve new equity incentive plan that specifically provided that the exercise price of stock options would be the market price on the grant date. In other words, the equity incentive plan explicitly contradicted the practice the stockholder proposal wanted the company to adopt.

- Verizon Communications, Inc. (Feb. 27, 2009): Stockholder proposal urging the board to adopt a policy of obtaining stockholder approval for future agreements and corporate policies that would obligate the company to make payments, grants or awards following the death of a senior executive in the form of salary, bonuses, accelerated vesting of awards or other benefits, or the continuation of unvested equity grants, perquisites and other payments or benefits in lieu of compensation did not directly conflict with management proposal to approve equity-based long-term incentive plan that would allow the accelerated vesting of options following an executive's death.

As these determinations show, it is possible for a stockholder and management proposal on the same subject to coexist in the proxy statement, so long as the stockholder proposal does not seek to prohibit altogether a form of compensation authorized by the management proposal and the stockholder proposal only suggests forward-looking modifications. Both of those conditions are satisfied here.

Unlike the proposals in the Crown, AOL Time Warner, Baxter and Mattel determinations, the Proposal does not try to ban a form of compensation for senior executives. The Proposal suggests prospective changes to Schwab's bonus program that could be implemented by the Committee at some future time. As discussed above, a rational stockholder could vote for both the Proposal and the Management Proposal without sending conflicting mandates that Schwab would be unable to reconcile. Accordingly, Schwab should not be entitled to omit the Proposal in reliance on Rule 14a-8(i)(9).

The Proposal Does Not Substantially Duplicate the Massachusetts Laborers Proposal

Rule 14a-8(i)(11) allows a company to omit a proposal that is substantially duplicative of an earlier-received proposal. Schwab claims that the Proposal substantially duplicates a proposal by the Massachusetts Laborers' Pension Plan (the "Massachusetts Laborers' Proposal") to establish a performance-based plan with financial metrics to enhance long-term value.

The Massachusetts Laborers' Proposal asks the Committee to adopt a pay for superior performance principle and to implement it by making certain changes to the Company's compensation policies and practices, including setting incentive compensation targets at or below the peer group median, delivering a majority of target long-term compensation through performance-based (and not simply time-based) awards, providing the strategic rationale and relative weightings for the performance metrics in annual and performance-vested long-term incentive pay, establishing performance targets involving outperformance of peers and limiting payment of annual and long-term pay elements when there is peer outperformance.

The superficial similarity between the Massachusetts Laborers' Proposal and the Proposal is that they both seek to refine the pay-performance link for senior executive compensation. But this is as far as the similarity goes. It is clear from the above description that the Massachusetts Laborers' Proposal does not overlap with the Proposal in any substantive way.

The Massachusetts Laborers' Proposal seeks to change how Schwab designs and administers all of its incentive compensation programs, both cash and equity-based, and both short-term and long-term, to incorporate the concept of requiring peer outperformance for target levels of incentive pay. The Proposal, by contrast, would not affect long-term compensation at all and does not seek to influence the selection of performance metrics for short-term compensation. The Massachusetts Laborers' Proposal does not address the central matter dealt with in the Proposal—the timing of the payout of awards made under short-term compensation plans.

By contrast, in the determinations cited by Schwab, the proposals overlapped to a significant extent. For example, in JPMorgan Chase & Co (Mar. 5, 2007), both proposals asked that the company shift to performance-based equity awards, although one proposal limited its scope to restricted stock awards. That is not the case here. For that reason, Schwab has not met its burden of showing that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(11) and we respectfully ask that its request for relief be denied.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,



Charles Jurgonis
Plan Secretary

cc: R. Scott McMillen
Vice President and Associate General Counsel
Fax # 415-667-1633

THE CHARLES SCHWAB CORPORATION
211 Main Street, San Francisco, CA 94105

December 22, 2009

By electronic transmission to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: The Charles Schwab Corporation; Omission of Stockholder Proposal Under SEC Rule 14a-8; Proposal of American Federation of State, County and Municipal Employees

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise The Charles Schwab Corporation, a Delaware corporation (the "Company"), that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2010 annual meeting of stockholders (the "Proxy Materials") the proposal dated November 24, 2009 (the "AFSCME Proposal") from the AFSCME Employees Pension Plan (the "Proponent").

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), the Company is submitting electronically: (1) this letter, which outlines the Company's reasons for excluding the AFSCME Proposal from the Proxy Materials, (2) the Proponent's letter, dated November 24, 2009, attached as Exhibit A, setting forth the AFSCME Proposal, (3) a copy of the Corporate Executive Bonus Plan, attached as Exhibit B, and (4) a copy of a proposal received from the Massachusetts Laborers' Pension Fund, attached as Exhibit C. A copy of this letter is simultaneously being sent by overnight mail to the Proponent. The Company anticipates that its Proxy Materials will be finalized for typesetting and printing on or about March 15, 2010 and ready for filing with the Commission on or about March 30, 2010. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the AFSCME Proposal consistent with this timing.

BASES FOR EXCLUSION

The AFSCME Proposal requests that the Company's Compensation Committee change the Company's Corporate Executive Bonus Plan (CEBP) to do various things, including creating a deferral period for payment of awards under the CEBP, determining what portions of bonuses are paid immediately or deferred, and setting metrics for performance targets during the deferral period. The AFSCME Proposal conflicts with the Company's proposal to seek stockholder approval of the CEBP. In addition, the Company has received another proposal from the Massachusetts Laborers' Pension Fund dated November 17, 2009 (the "Massachusetts Laborers' Proposal"), attached as Exhibit C, which asks the Company to establish a performance-based plan with financial performance metrics to enhance long-term value.

Accordingly, the Company respectfully requests the Staff's concurrence that the AFSCME Proposal and its supporting statement may be excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(9), because the AFSCME Proposal directly conflicts with a stock incentive plan that the Company will submit to stockholders for approval at the same meeting; and
- Alternatively, under Rule 14a-8(i)(11), because the AFSCME Proposal is substantially duplicative of the Massachusetts Laborers' Proposal.

DISCUSSION

I. The AFSCME Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(9) because it directly conflicts with an executive compensation incentive plan that the Company will submit to stockholders at the same meeting.

The Company is required to obtain stockholder approval for the material terms of its cash incentive plan at least every five years for amounts paid under the plan to be considered "qualified performance-based compensation" exempt from the $1 million deduction limit under Section 162(m) of the Internal Revenue Code. The Company last submitted its CEBP for stockholder approval in 2005, and it intends to submit the CEBP for stockholder approval in 2010. The CEBP allows for payment of performance-based awards in cash or stock to the Company's executive officers based on performance criteria outlined in the plan. Targets under the CEBP are based on a percentage of the executive officer's base salary. The AFSCME Proposal seeks to amend the CEBP to add a deferral period, to establish a methodology to determine what portions of bonuses are paid immediately and what are deferred, and to set performance metrics based on financial performance during the deferral period. The AFSCME Proposal conflicts directly with the CEBP that the Company will submit to stockholders.

a. Proposals that place limitations on incentive plans and conflict with a company's own proposal may be excluded under Rule 14-8(i)(9).

Rule 14a-8(i)(9) provides that a company may exclude a stockholder proposal if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." A favorable vote on both the AFSCME Proposal and management's proposal to implement the CEBP would result in an inconsistent and inconclusive mandate from the Company's stockholders, making it impossible to determine which, if either, proposal could be implemented.

Under Rule 14a-8(i)(9), the SEC has permitted companies to exclude from their proxy statements stockholder proposals that seek to place limitations or terms on incentive awards to senior executives when management proposes to present its own incentive plan with different award terms. *See, e.g.,* Abercrombie & Fitch (avail. May 2, 2005) ("Abercrombie") (described below); Crown Holdings, Inc (avail. February 4, 2004) (omitting proposal requesting management to consider terminating future stock options to top five executives because conflicting with company proposal to implement stock option plan for senior executives); AOL Time Warner Inc. (avail. March 3, 2003) ("AOL") (described below); Baxter International, Inc. (avail. January 6, 2003) (omitting proposal to prohibit future stock option grants to senior executives because conflicting with company proposal to implement incentive compensation plan providing for stock option grants to, among others, senior executives); Mattel, Inc. (avail. Jan. 7, 1999) (omitting proposal to "consider the discontinuance of all bonuses immediately, and options, rights and SARs" because conflicting with management proposal to approve incentive plan under which cash and stock bonuses would be awarded).

In Abercrombie, the company proposed to submit in its proxy materials an equity-based incentive plan for shareholder approval. The company's incentive plan provided for time-based stock options. The proponent's proposal, by contrast, requested the company to adopt a policy requiring that stock options be performance-based. The Staff agreed that the company could exclude the proposal under Rule 14a-8(i)(9) because approval of both proposals would lead to conflicting results regarding the proper basis of incentive awards. The Abercrombie situation is directly analogous to the instant case, because approval of both the CEBP and the AFSCME Proposal would lead to conflicting results regarding the proper basis for incentive awards. As discussed below, the AFSCME Proposal requires that incentive awards be subject to adjustments after the end of the performance period to reflect the Company's performance after the conclusion of the performance period, while the CEBP provides that awards are based on only Company performance during the performance period.

In AOL, the company proposed to include in its proxy materials a discretionary stock option plan that permitted grants of stock options to its employees, including senior executives. The proponent's proposal requested a prohibition on issuing additional stock options to senior executives. The proponent argued that there was no conflict because the company could "exercise its discretion in a particular manner, by declining as a matter of 'policy' to award stock options to certain employees (senior executives)." Nevertheless, the Staff allowed the company to omit the proposal pursuant to Rule 14a-8(i)(9), noting that the proposal and the company's proposed stock option plan "presented alternative and conflicting decisions for shareholders" and that "submitting both proposals to a vote could provide inconsistent and ambiguous results." Even if the Company had the discretion to implement some or all of the AFSCME Proposal, the AFSCME Proposal would still lead to inconsistent and ambiguous results and be properly excludable under Rule 14a-8(i)(9).

b. The AFSCME Proposal directly and unalterably conflicts with the incentive compensation scheme of the CEBP to be submitted to stockholders at the same meeting.

The CEBP, which will be submitted for stockholder approval at the 2010 Annual Meeting, directly conflicts with the AFSCME Proposal as follows:

i. *Deferral of award payments*

The AFSCME Proposal provides that awards made under the CEBP shall not be paid in full for a period of three years following the performance measurement period for such award. The CEBP, in contrast, provides that "[b]onus awards shall be paid to each eligible Employee on or after January 1st and on or before March 15th of the calendar year immediately following the end of the fiscal year on which the award is based." The AFSCME Proposal and the CEBP are in direct conflict, as each prescribes a different payment schedule for awards made under the CEBP.

ii. *Award "claw-back"*

The AFSCME Proposal provides that payment of deferred award amounts would be based on the performance of the Company during the deferral period. If the Company performance does not meet certain financial metrics over the deferral period, the award would be reduced. This concept of prospective reduction, or "claw-back," conflicts with the CEBP. Under the CEBP, awards are "calculated and paid on the basis of a quarterly or annual performance period, or a combination thereof" and "paid to each eligible Employee on or after January 1st and on or before March 15th of the calendar year immediately following the end of the fiscal year on which the award is based." Under the CEBP, the amount of the award is based on the Company's performance during the preceding performance period, and is not subject to future "claw-back" by the Company based on the Company's performance after the end of the performance period.

An affirmative vote on both the AFSCME Proposal and the CEBP would lead to an inconsistent and ambiguous mandate from the Company's stockholders, in contravention of Rule 14a-8(i)(9). Accordingly, we respectfully submit that the AFSCME Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(9).

II. Alternatively, if the Company May Not Exclude the AFSCME Proposal under Rule 14a-8(i)(9), Then the Company May Exclude the AFSCME Proposal as Substantially Duplicative of the Massachusetts Laborers' Proposal under Rule 14a-8(i)(11).

The Company has requested exclusion of both the AFSCME Proposal and Massachusetts Laborers' Proposal under Rule 14a-8(i)(9), because both proposals conflict with the CEBP. In the event the Company may not exclude these proposals under Rule 14a-8(i)(9), the Company alternatively requests that it may exclude the AFSCME Proposal under Rule 14a-8(i)(11). Under Rule 14a-8(i)(11), a company may exclude a stockholder proposal if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy material for the same meeting." Rule 14-a(8)(i)(11) allows such exclusion so long as the company includes in its proxy materials the first proposal received. *See* JPMorgan Chase & Co. (avail. March 5, 2007) ("JPMorgan"). The Company received the proof of ownership from the Massachusetts Laborers Pension Fund, which completed their proposal, on November 23, 2009, whereas AFSCME submitted its Proposal on November 24, 2009.

Rule 14a-8(i)(11) does not require that a proposal be identical to another submitted proposal for it to be excluded. Rather, the proper test is whether the core issues addressed by the proposals are substantially the same. ChevronTexaco Corporation (avail. Jan. 27, 2004); Sprint Corporation (avail. Feb. 1, 2000); BellSouth Corporation (avail. Jan. 14, 1999). A difference in supporting statements is not necessarily relevant to this consideration. *See* Electronic Data Systems Corporation (avail. Mar. 11, 1999).

The Staff has frequently concurred that competing proposals aimed at tying executive compensation to company performance are substantially similar. For example, in JPMorgan, the Staff concurred that a proposal that urged the Board to adopt a policy whereby at least 50% of future equity compensation be performance-based was substantially similar to a proposal requesting that the company's compensation committee adopt a policy whereby a significant portion of restricted stock and restricted stock units required the achievement of performance goals prior to vesting. Similarly, in Merck & Co., Inc. (avail. Jan. 10, 2006), the Staff concurred with the company's view that a proposal seeking adoption of a policy making a significant portion of future stock option grants to senior executives performance-based was substantially duplicative of an earlier proposal asking that the board take steps to ensure that the company did not award any new stock options or reprice or renew outstanding stock options. *See also* Pacific Gas & Electric Co. (avail. Feb. 1, 1993) (concurring with company view that a proposal asking the company to link the chief executive officer's total compensation to company performance was substantially duplicative of two other proposals asking the company to (1) tie all executive compensation other than salary to performance indicators; and (2) impose ceilings on future total compensation of officers and directors in order to reduce their compensation).

In the instant case, while the terms and scope of the AFSCME Proposal and Massachusetts Laborers' Proposal are somewhat different, the principal thrust and focus are essentially the same: to tie the compensation of senior executives to the long-term performance of the Company. The crux of both proposals is the requirement that the incentive pay of senior executives of the Company be determined by the achievement of various long-term financial metrics.

Comparison of the supporting statements of the two proposals shows that the objective of both is essentially identical. The Massachusetts Laborers' Proposal states that "it is imperative that executive compensation plans for senior executives be designed and implemented to promote long-term corporate value" and that "a critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance." Similarly, the AFSCME Proposal states that "this proposal urges that the CEBP be changed to encourage a longer-term orientation for senior executives" and proposes that executives receive incentives for the achievement of long-term financial metrics. This substantially similar objective – to tie executive pay to the long-term performance of the Company – is precisely the type of shareholder confusion that Rule 14a-8(i)(11) was intended to eliminate. Accordingly, the Company respectfully requests the concurrence of the Staff that the AFSCME Proposal may be omitted from the Company's 2010 Proxy Materials pursuant to Rule 14a-8(i)(11).

CONCLUSION

For the reasons set forth above, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company omits the AFSCME Proposal from its Proxy Materials.

If you have any questions or need additional information, please do not hesitate to contact the undersigned at (415) 667-1602.

Very truly yours,



R. Scott McMillen
Vice President and Associate General Counsel
Telephone: (415) 667-1602
Fax: (415) 667-1633
Email: scott.mcmillen@schwab.com

Exhibit A: AFSCME Employees Pension Plan Proposal
Exhibit B: Corporate Executive Bonus Plan
Exhibit C: Massachusetts Laborers' Pension Fund Proposal

cc: Charles Jurgonis, AFSCME (by overnight mail)

EXHIBIT A

AFSCME Proposal



EMPLOYEES PENSION PLAN

November 24, 2009

VIA OVERNIGHT MAIL and FAX (415) 636-3968
The Charles Schwab Corporation
120 Kearny Street
San Francisco, California 94108
Attention: Carrie E. Dwyer, Executive Vice President, General Counsel and Corporate Secretary

Dear Ms. Dwyer:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2009 proxy statement of The Charles Schwab Corporation (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 71,325 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, NW, Washington, DC 20036-5687

RESOLVED that stockholders of The Charles Schwab Corporation ("Schwab") urge the Compensation Committee (the "Committee") to make the following changes to the Corporate Executive Bonus Plan ("CEBP") as applied to senior executives, in order to promote a more long-term perspective:

1. An award to a senior executive under the CEBP (a "Bonus") that is based on financial measurements (each, a "Financial Metric") whose performance measurement period ("PMP") is one year or shorter shall not be paid in full for a period of three years (the "Deferral Period") following the end of the PMP;
2. The Committee shall develop a methodology for (a) determining what proportion of a Bonus should be paid immediately, (b) adjusting the remainder of the Bonus over the Deferral Period to reflect performance on the Financial Metric(s) during the Deferral Period and (c) paying out the remainder of the Bonus, adjusted if required, during and at the end of the Deferral Period; and
3. The adjustment(s) described in 2(b) should not require achievement of new performance goals but should focus on the quality and sustainability of the performance on the Financial Metric(s) during the Deferral Period.

The policy should be implemented so as not to violate any existing contractual obligation of Schwab or the terms of any compensation or benefit plan currently in effect.

SUPPORTING STATEMENT

As long-term shareholders, we support compensation policies that promote the creation of sustainable value. We are concerned that short-term incentive plans can encourage senior executives to manage for the short term and take on excessive risk. The current financial crisis illustrates what can happen when executives are rewarded for short-term performance without any effort to ensure that the performance is sustainable.

For 2008, bonus awards were based upon revenue growth and pre-tax profit margin. The Compensation Committee approved award payouts at 76% of the target awards for each NEO, resulting in more than $6M in bonus payouts, including $2,466,833 to Chairman Charles Schwab

Accordingly, this proposal urges that the CEBP be changed to encourage a longer-term orientation for senior executives. Specifically, the proposal asks that the Committee develop a system for holding back some portion of each bonus based on short-term financial metrics for a period of three years and adjusting the unpaid portion to account for performance during that three-year period. The Committee would have discretion to set the precise terms and mechanics of this process.

A bonus deferral system is gaining significant support internationally. In September 2009, the G-20 endorsed the Principles for Sound Compensation Practices, which recommend that a substantial portion of variable compensation be deferred over a period of not fewer than three years. (http://www.financialstabilityboard.org/publications/r_090925c.pdf)

France already requires that at least 50% of bankers' bonuses be deferred for three years. Similarly, the U.K.'s Financial Services Authority has adopted a remuneration code providing that two-thirds of senior employees' bonuses must be deferred over three years.

We urge shareholders to vote FOR this proposal.

EXHIBIT B

Corporate Executive Bonus Plan

The Charles Schwab Corporation

Corporate Executive Bonus Plan

(As Amended and Restated as of February 23, 2005)

(Approved by Stockholders on May 19, 2005)

(Amended and Restated December 12, 2007)

(Amended and Restated October 23, 2008)

(Amended and Restated December 9, 2009)

(Approved by Stockholders on May [ ], 2010)

SECTION 1. PURPOSE OF THE PLAN

The Charles Schwab Corporation Corporate Executive Bonus Plan (the "Plan") is established to promote the interests of The Charles Schwab Corporation and its Subsidiaries (collectively the "Company"), by creating an incentive program to (a) attract and retain employees with outstanding competencies who will strive for excellence (b) motivate those individuals to exert their best efforts on behalf of the Company by providing them with compensation in addition to their base salaries; and (c) further the identity of interests of such employees with those of the Company's stockholders through a strong performance-based reward system.

SECTION 2. ADMINISTRATION OF THE PLAN

The Compensation Committee of the Board of Directors of the Company (the "Committee") shall administer the Plan. The Committee shall be composed solely of two or more "outside directors" within the meaning of Treasury Regulations Section 1.162-27 (or any successor regulation) and shall be appointed pursuant to the Bylaws of the Company. The members of the Committee shall be ineligible for awards under this Plan for services performed while serving on the Committee. The Committee shall have discretionary authority to interpret the Plan, establish rules and regulations to implement the Plan, and make all determinations deemed necessary or advisable for the administration of the Plan, in its sole discretion. Decisions of the Committee shall be final and binding on all parties who have an interest in the Plan.

SECTION 3. ELIGIBILITY FOR AWARDS

(a) Eligibility Requirements. Awards under the Plan may be granted by the Committee to those Employees holding Executive Vice President or comparable or higher executive-level positions with the Company. Except in the event of retirement, death, or disability, an individual in these positions shall be eligible to participate in the Plan if he or she is an Employee of the Company on the last day of the performance period. An individual who is on a leave of absence shall remain eligible, but his or her award shall be adjusted as provided in Section 4(g).

(b) Definition of Employee. For purposes of the Plan, an individual shall be considered an "Employee" if he or she is employed by the Company or other business entity in which the Company shall directly or indirectly own, at the time of determination, stock possessing 50% or more of the total combined voting power of all classes of stock or other ownership interest (each a "Subsidiary"). No award may be granted to a member of the Company's Board of Directors except for services performed as an employee of the Company.

SECTION 4. BONUS AWARDS

(a) Form of Awards. Bonus awards under this Plan shall be paid, less applicable withholdings and deductions, in cash and/or stock and/or stock-based awards granted under The Charles Schwab Corporation 2004 Stock Incentive Plan.

(b) Target Award Amounts. Target award amounts shall be based on a percentage of each eligible Employee's annual base salary for each performance period as determined by the Committee in its sole discretion not later than 90 days after the commencement of the performance period, provided that the outcome is substantially uncertain at the time the Committee actually establishes the goal, or after 25 percent of the performance period (as scheduled in good faith at the time the goal is established) has elapsed.

(c) Bonus Formula. The formula used to determine bonus awards for each eligible Employee shall be determined according to a matrix or matrices that shall be adopted by the Committee not later than 90 days after the commencement of the performance period, provided that the outcome is substantially uncertain at the time the Committee actually establishes the goal, or after 25 percent of the performance period (as scheduled in good faith at the time the goal is established) has elapsed. The matrix or matrices may be different for each eligible Employee and shall be based on one or more objective performance criteria to be selected by the Committee from among the following: pre-tax operating profit margin, pre-tax reported profit margin, after-tax operating profit margin, after-tax reported profit margin, pre-tax operating profits, pre-tax reported profits, cash flow, revenues, revenue growth, operating revenue growth, client net new asset growth, return on assets, return on equity, return on investment, stockholder return and/or value, earnings per share, conversions of and/or increase in client assets, sales (of products, offers, or services) and changes between years or periods that are determined with respect to any of the above-listed performance criteria. Performance criteria may be measured solely on a corporate, subsidiary, enterprise or business unit basis, or a combination thereof. Further, performance criteria may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure of the selected performance criteria. The formula for any such award may include or exclude items to measure specific objectives, such as losses from discontinued operations, extraordinary gains or losses, the cumulative effect of accounting changes, acquisitions or divestitures, foreign exchange impacts and any unusual, nonrecurring gain or loss, and will be based on accounting rules and related Company accounting policies and practices in effect on the date the formula is approved by the Committee. Awards shall be determined by applying the bonus formula to the target award amount of each eligible Employee. Except in the case of the Chief Executive Officer, payouts described in this subsection shall be calculated and paid on the basis of a quarterly or annual performance period, or a combination thereof, as determined by the Committee in its sole discretion. In the case of the Chief Executive Officer, payouts described in this subsection shall be made on an annual basis, based on the Company's results for the full year. Bonus awards for any eligible Employee shall not be provided under this Plan if such awards are separately determined under an employment agreement or other arrangement.

(d) Maximum Award Amounts. The maximum award that may be paid to any eligible Employee (other than the Chief Executive Officer) under this Plan for any calendar year shall not exceed $8 million as calculated by the Committee at the end of the performance period. The maximum award that may be paid to the Chief Executive Officer under this Plan for any calendar year shall not exceed $15 million as calculated by the Committee at the end of the performance period.

(e) Power to Reduce Bonus Amounts. Notwithstanding anything to the contrary contained in this Plan, the Committee shall have the power, in its sole discretion, to reduce the amount payable to any eligible Employee including the Chief Executive Officer (or to determine that no amount shall be payable to such eligible Employee) with respect to any award prior to the time the amount otherwise would have become payable hereunder. Such reductions may be based upon the recommendations of the Chief Executive Officer. In the event of such a reduction, the amount of such reduction shall not increase the amounts payable to other eligible Employees under the Plan.

(f) Entitlement to Bonus. No eligible Employee shall earn any portion of a bonus award under the Plan until the last day of the relevant performance period and only if the Committee has approved the bonus award and, to the extent required by section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), has certified that the applicable performance criteria have been satisfied.

(g) Termination of Employment and Leaves of Absence. Except in the event of retirement, death, or disability, if an Employee ceases to be employed by the Company for any reason on or before the date when the bonus is earned, then he or she shall not earn or receive any bonus under the Plan. If an eligible Employee is on an unpaid leave of absence for a portion of the relevant performance period, the Committee may award a bonus at the end of the performance period based on the achievement of the performance criteria, and such bonus shall be prorated to reflect only the time when he or she was actively employed and not any period when he or she was on leave. In the event of death or disability before the last day of the relevant performance period, the Committee shall have the sole discretion to award any bonus at the end of the performance period based on the achievement of the performance criteria. In the event of retirement before the last day of the relevant performance period, the Committee shall have the sole discretion to waive the requirement of being employed on the last day of the relevant performance period and award a bonus at the end of the performance period based on the achievement of the performance criteria. For all purposes of the Plan, "retirement" will mean any termination of employment with the Company and its subsidiaries for any reason other than death at any time after the Employee has attained age 55, but only if, at the time of termination, the Employee has been credited with at least ten (10) Years of Service under the Schwab Plan Retirement Savings and Investment Plan.

SECTION 5. PAYMENT OF BONUS AWARDS

Bonus awards shall be paid to each eligible Employee on or after January 1st and on or before March 15th of the calendar year immediately following the end of the fiscal year on which the award is based, regardless of whether the individual has remained in Employee status through the date of payment.

SECTION 6. GENERAL PROVISIONS

(a) Plan Amendments. The Board of Directors of the Company or the Committee may at any time amend, suspend or terminate the Plan, provided that it must do so in a written resolution and such action shall not adversely affect rights and interests of Plan participants to individual bonuses allocated prior to such amendment, suspension or termination. Stockholder approval shall be obtained for any amendment to the extent necessary and desirable to qualify the awards hereunder as performance-based compensation under section 162(m) of the Code and to comply with applicable laws, regulations or rules.

(b) Benefits Unfunded. No amounts awarded or accrued under this Plan shall be funded, set aside or otherwise segregated prior to payment. The obligation to pay the bonuses awarded hereunder shall at all times be an unfunded and unsecured obligation of the Company. Eligible Employees shall have the status of general creditors and shall look solely to the general assets of the Company for the payment of their bonus awards.

(c) Benefits Nontransferable. No eligible Employee shall have the right to alienate, pledge or encumber his or her interest in this Plan, and such interest shall not (to the extent permitted by law) be subject in any way to the claims of the Employee's creditors or to attachment, execution or other process of law.

(d) No Employment Rights. No action of the Company in establishing the Plan, no action taken under the Plan by the Committee and no provision of the Plan itself shall be construed to grant any person the right to remain in the employ of the Company or its subsidiaries for any period of specific duration. Rather, each Employee will be employed "at will," which means that either such Employee or the Company may terminate the employment relationship at any time and for any reason, with or without cause or notice. Only the Chief Executive Officer has the authority to enter into an agreement on any other terms, and he or she can only do so in a writing signed by him or her. No Employee shall have the right to any future award under the Plan.

(e) Exclusive Agreement. This Plan document is the full and complete agreement between the eligible Employees and the Company on the terms described herein.

(f) Governing Law. The Plan and any actions taken in connection herewith shall be governed by and construed in accordance with the laws of the state of Delaware (without regard to applicable Delaware principles of conflict of laws).

EXHIBIT C

Massachusetts Laborers' Proposal

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

November 17, 2009

Via Facsimile
888-368-6355

Ms. Carrie Dwyer
EVP, General Counsel and Corporate Secretary
Charles Schwab Corporation
120 Kearney Street
San Francisco, CA 94104

Dear Ms. Dwyer:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Charles Schwab Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 4,925 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact, Jennifer O'Dell, Assistant Director, LIUNA Corporate Affairs Department, at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell to the following address: Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,



Barry C. McAnarney
Executive Director

BCM/gdo
Enclosure

cc: Jennifer O'Dell

Resolved: That the shareholders of The Charles Schwab Corporation ("Company") request that the Board of Director's Executive Compensation Committee adopt a Pay for Superior Performance principle by establishing an executive compensation plan for senior executives ("Plan") that does the following:

- Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median;
- Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;
- Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan;
- Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and
- Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance.

Supporting Statement: We feel it is imperative that executive compensation plans for senior executives be designed and implemented to promote long-term corporate value. A critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance. The pay-for-performance concept has received considerable attention, yet all too often executive pay plans provide generous compensation for average or below average performance. We believe the failure to tie executive compensation to superior corporate performance has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value.

We believe that the Pay for Superior Performance principle presents a straightforward formulation for senior executive incentive compensation that will help establish more rigorous pay for performance features in the Company's Plan. A strong pay and performance nexus will be established when reasonable incentive compensation target pay levels are established; demanding performance goals related to strategically selected financial performance metrics are set in comparison to peer company performance; and incentive payments are awarded only when median peer performance is exceeded.

We believe the Company's Plan fails to promote the Pay for Superior Performance principle in several important ways. Our analysis of the Company's executive compensation plan reveals the following features that do not promote the Pay for Superior Performance principle:

- Total compensation is targeted above the peer group median.
- The annual incentive plan provides for below target payout.
- The target performance levels for the annual and long-term incentive metrics are not peer group related.

- A majority of long-term incentive compensation is not performance-vested.
- Stock options begin vesting after only one year and vest completely after four years.

We believe a plan designed to reward superior corporate performance relative to peer companies will help moderate executive compensation and focus senior executives on building sustainable long-term corporate value. We urge shareholders to vote **FOR** our proposal.